SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Exhibit 99.1

Report Regarding Change in Subsidiaries

Woori F&I Co., Ltd., a subsidiary of Woori Finance Holdings Co., Ltd., has added Woori F&I Sixth Asset Securitization Specialty Co., Ltd. as its subsidiary as of December 12, 2007.

Key details

•	Name of company: Woori F&I Sixth Asset Securitization Specialty Co., Ltd.

•	Financial status:

Total assets (Won)	10,000,000	Shareholders’ equity (Won)	10,000,000
Total liabilities (Won)	0	Paid-in-capital (Won)	10,000,000

*	As of December 11, 2007

•	Woori F&I Sixth Asset Securitization Specialty Co., Ltd. is a wholly-owned subsidiary of Woori F&I Co., Ltd. and is a special-purpose company established under the Asset Securitization Act.

•	On December 20, 2007, the asset transfer registration date, financial status is expected to be as follows:

Total assets (Won)	29,084,000,000	Shareholders’ equity (Won)	4,849,000,000
Total liabilities (Won)	24,235,000,000

•

Woori F&I Sixth Asset Securitization Specialty Co., Ltd. will issue 98,780 shares on December 20, 2007 (Capital: 493,900,000 Won at face value of 5,000Won per share). Woori F&I Co., Ltd is expected to hold a 100% stake in Woori F&I Sixth Asset Securitization Specialty Co., Ltd.

•	Date of inclusion as subsidiary: December 12, 2007

•	Total number of subsidiaries of Woori Finance Holdings after inclusion: 28

Exhibit 99.2

Report Regarding Change in Subsidiaries

Woori F&I Co., Ltd., a subsidiary of Woori Finance Holdings Co., Ltd., has added Woori F&I Seventh Asset Securitization Specialty Co., Ltd. as its subsidiary as of December 12, 2007.

Key details

•	Name of company: Woori F&I Seventh Asset Securitization Specialty Co., Ltd.

•	Financial status:

Total assets (Won)	10,000,000	Shareholders’ equity (Won)	10,000,000
Total liabilities (Won)	0	Paid-in-capital (Won)	10,000,000

*	As of December 11, 2007

•	Woori F&I Seventh Asset Securitization Specialty Co., Ltd. is a wholly-owned subsidiary of Woori F&I Co., Ltd. and is a special-purpose company established under the Asset Securitization Act.

•	On December 20, 2007, the asset transfer registration date, financial status is expected to be as follows:

Total assets (Won)	33,231,000,000	Shareholders’ equity (Won)	5,175,000,000
Total liabilities (Won)	28,056,000,000

•

Woori F&I Seventh Asset Securitization Specialty Co., Ltd. will issue 105,300 shares on December 20, 2007 (Capital: 526,500,000 Won at face value of 5,000 Won per share). Woori F&I Co., Ltd is expected to hold a 100% stake in Woori F&I Seventh Asset Securitization Specialty Co., Ltd.

•	Date of inclusion as subsidiary: December 12, 2007

•	Total number of subsidiaries of Woori Finance Holdings after inclusion: 29

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: December 12, 2007	By:	/s/ Byung-Ho Park
(Signature)

Name:	Byung-Ho Park
Title:	Managing Director